UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WACHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 333-107179 & 000-51210

(Check One):         [   ] Form 10-K      [   ] Form 20-F      [    ] Form 11-K    [X]  Form 10-Q
[   ]  Form 10-D     [   ]  Form N-SAR   [    ]  Form N-CSR

For Period Ended: September 30, 2010

[    ] Transition Report on Form 10-K                                                                [    ] Transition Report on Form 20-F
[    ]  Transition Report on Form 11-K                                                               [    ]  Transition Report on Form 10-K
[    ]  Transition Report on Form N-SAR

Form the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Tremont Fair, Inc.
Full Name of Registrant

_____________________
Former Name if Applicable

10497 Town & Country Way, Suite 214
Address of Principal Executive Office (Street and Number)

Houston, TX 77024
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Information relating to the terms of sale of Commission River, Inc. (“CR”), an operating subsidiary of BayHill Capital Corporation, the Registrant (the “Company”),  and the resulting status of the Company as a “shell” company was unavailable at the required time of filing.  Assembling the needed information for auditors to complete their review process by the due date would have required an unreasonable amount of time and effort by the Company. The Company plans to file its Form 10-Q for the period ended, September 30, 2010 by the extension filing date of November 22, 2010.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth I. Denos	801-816-2511

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed  If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tremont Fair, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 12, 2010                                                                                By: /s/ Cyrus Boga